Exhibit (e)(22)

EMPLOYMENT AGREEMENT

This Agreement is entered into between Richard Sharff (“Executive”) and United HealthCare Services, Inc. (“UnitedHealth Group”) on the date set forth beneath the parties’ signatures below.

WHEREAS, UnitedHealth Group is acquiring Surgical Care Affiliates, Inc. (together with its wholly owned subsidiary, Surgical Care Affiliates LLC, the “Company”) pursuant to the terms of that certain Agreement and Plan of Reorganization (the “Purchase Agreement”) by and among UnitedHealth Group Incorporated, Surgical Care Affiliates, Inc., Spartan Merger Sub 1, Inc. and Spartan Merger Sub 2, LLC; and

WHEREAS, Executive and UnitedHealth Group desire to enter into this Agreement, which shall become effective as of the closing of the transactions contemplated by the Purchase Agreement (the “Effective Date”), which as of the Effective Date will supersede any and all prior oral or written employment-related agreements (but not any outstanding Company equity or other long-term incentive awards) between the Company and Executive; and

WHEREAS, if the Purchase Agreement terminates and the closing of the transactions contemplated by the Purchase Agreement does not occur, this Agreement shall automatically terminate without any further effect, and Executive’s employment-related and other agreements with the Company shall continue in effect without interruption as if the parties had not entered into this Agreement; and

WHEREAS, this Agreement’s purposes are to set forth certain terms of Executive’s employment by UnitedHealth Group or one of its affiliates and to protect UnitedHealth Group’s knowledge, expertise, customer relationships, and confidential information. Unless the context otherwise requires, “UnitedHealth Group” includes all its affiliated entities.

NOW, THEREFORE, Executive and UnitedHealth Group agree as follows:

1.	Employment and Duties.

A.	Employment. UnitedHealth Group hereby employs Executive, and Executive accepts employment, under this Agreement’s terms.

B.

Duties. Executive will be employed as Executive Vice President, Corporate Secretary and General Counsel of the Company. Executive will perform Executive’s duties and any other executive level responsibilities reasonably assigned to Executive, consistent with such position. Executive will devote substantially all of Executive’s business time and energy to Executive’s duties. Executive will maintain operations in Executive’s area of responsibility, and make every reasonable effort to ensure that the employees within that area of

Sharff Employment Agreement

responsibility act, in compliance with applicable law and UnitedHealth Group’s Code of Conduct, as amended from time to time. Executive is subject to all of UnitedHealth Group’s employment policies and procedures (except as specifically superseded by this Agreement).

2.	Compensation and Benefits.

A.	Base Salary. Executive’s initial annual base salary will be $435,625, less applicable withholdings and deductions, payable according to UnitedHealth Group’s regular payroll schedule. Periodic increases (not decreases) to Executive’s base salary may be made in UnitedHealth Group’s sole discretion. Thereafter, any such increased amount shall be Executive’s “Base Salary” for all purposes of this Agreement.

B.	Incentive Compensation. Executive will be eligible to participate in UnitedHealth Group’s incentive compensation plans in UnitedHealth Group’s discretion and in accordance with the plans’ terms and conditions. Executive’s annual target bonus potential will not be less than 65% of annual base salary, subject to periodic adjustments in UnitedHealth Group’s discretion.

C.	Employee Benefits. Executive will be eligible to participate in UnitedHealth Group’s or the Company’s employee welfare, retirement, and stock incentive plans as determined by UnitedHealth Group and in accordance with the terms of the plans, and will be eligible for Paid Time Off in accordance with UnitedHealth Group’s policies. UnitedHealth Group reserves the right to amend or discontinue any plan or policy at any time in its discretion.

D.	Welcome Equity Award. In accordance with guideline amounts authorized by UnitedHealth Group’s Compensation and Human Resources Committee, management will recommend that Executive be awarded an initial, sign-on equity award with a value of $700,000 (based on FAS value, if stock options; grant value if Restricted Stock Units, in a mix to be determined by UnitedHealth Group). This award will vest 25% on each anniversary date of the grant, over a four-year period (or such earlier vesting schedule as determined by the Committee) and will be subject to the terms and conditions of the certificate governing the award, including certain restrictive covenants, and the UnitedHealth Group Incorporated 2011 Stock Incentive Plan.

UnitedHealth Group’s governance policy stipulates that its Compensation and Human Resources Committee can only grant equity awards at regularly scheduled quarterly committee meetings. Accordingly, Executive’s recommended grant will be reviewed by the Committee at its next regularly scheduled quarterly meeting following the Effective Date. The number of shares comprising the recommended grant will be calculated the day of the Committee meeting using the closing price of UnitedHealth Group stock on the day the calculation is made.

Sharff Employment Agreement

E.	Annual Equity Awards. Executive will be eligible for annual equity awards in accordance with the terms of the UnitedHealth Group Incorporated 2011 Stock Incentive Plan. For the 2018 plan year, management will recommend to the Compensation and Human Resources Committee that Executive receive an annual equity award in the amount of $700,000 (based on FAS value, if stock options; grant value if Restricted Stock Units, in a mix granted to similarly situated executives determined by UnitedHealth Group), at the same time the Company issues its 2018 annual equity awards.

UnitedHealth Group’s governance policy stipulates that its Compensation and Human Resources Committee can only grant equity awards at regularly scheduled quarterly committee meetings. Accordingly, Executive’s recommended annual grants will be reviewed by the Committee at its next regularly scheduled quarterly meeting following the date the awards are recommended. The number of shares comprising the recommended grant will be calculated the day of the Committee meeting using the closing price of UnitedHealth Group stock on the day the calculation is made.

3.	Termination of Employment.

A.	By UnitedHealth Group. UnitedHealth Group may terminate Executive’s employment for any reason at any time, with or without Cause. “Cause” means Executive’s (a) material failure to follow UnitedHealth Group’s reasonable direction or to perform any duties reasonably required on material matters, (b) material violation of, or failure to act upon or report known or suspected violations of, UnitedHealth Group’s Code of Conduct, as amended from time to time, (c) conviction of any felony, (d) commission of any criminal, fraudulent, or materially dishonest act in connection with Executive’s employment, (e) material breach of this Agreement, or (f) misconduct that is materially detrimental to UnitedHealth Group’s interests. UnitedHealth Group will, within 120 days of discovery of the conduct, give Executive written notice specifying the conduct constituting Cause in reasonable detail and Executive will have 60 days to remedy such conduct, if such conduct is reasonably capable of being remedied. In any instance where the Company may have grounds for Cause, failure by the Company to provide written notice of the grounds for Cause within 120 days of discovery shall be a waiver of its right to assert the subject conduct as a basis for termination for Cause.

B.	By Executive. Executive may terminate Executive’s employment at any time.

C.	By Executive’s Death. Executive’s employment will terminate automatically if Executive dies, effective as of the date of Executive’s death.

D.

By Executive for Good Reason. Executive may terminate Executive’s employment for Good Reason, as defined below. Executive must give UnitedHealth Group written notice specifying in reasonable detail the

Sharff Employment Agreement

circumstances constituting Good Reason, within 120 days of becoming aware of such circumstances, or such circumstances will not constitute Good Reason. If the circumstances constituting Good Reason are reasonably capable of being remedied, UnitedHealth Group will have 60 days to remedy such circumstances. “Good Reason” will exist if UnitedHealth Group takes any of the following actions, without Executive’s consent: (a) reduces Executive’s base salary or target bonus percentage other than in connection with a general reduction affecting a group of employees; or (b) moves Executive’s primary work location more than 50 miles.

E.	Due to Executive’s Disability. UnitedHealth Group may terminate Executive’s employment due to Executive’s disability within the meaning of Treas. Reg. Section 1.409A-3(i)(4) (“Disability”). Executive will not be entitled to Severance Benefits under Section 4 in the event of termination due to Executive’s death or disability.

4.	Severance Benefits.

A.	Circumstances under Which Severance Benefits Payable. Executive will be entitled to Severance Benefits only if Executive’s employment is terminated by UnitedHealth Group without Cause or if Executive terminates employment for Good Reason. Whether Executive has had a termination of employment will be determined in a manner consistent with the definition of “Separation from Service” under Section 409A of the Internal Revenue Code of 1986 and its accompanying regulations (“Section 409A”) and will be referred to herein as a “Termination.” For purposes of this Agreement, Executive will be considered to have experienced a Termination as of the date that the facts and circumstances indicate that it is reasonably anticipated that Executive will provide no further services after such date or that the level of bona fide services that Executive is expected to perform permanently decreases to no more than 20% of the average level of bona fide services that Executive performed over the immediately preceding 36-month period. In consideration of the Severance Benefits in this Agreement, Executive waives any payments or benefits to which Executive otherwise might be or become entitled under any UnitedHealth Group severance plan or program.

B.	Severance Benefits.

i.	Subject to Section 4.C, Executive shall be entitled to the following Severance Benefits if Executive experiences a Termination under the circumstances described in Section 4.A above:

(a)	18 months of Executive’s annualized base salary as of Executive’s Termination, less applicable deductions, including deductions for tax withholding.

Sharff Employment Agreement

(b)	Pro rata bonus for the portion of the annual performance period that Executive is employed prior to the Termination, based on the amount paid or payable to Executive for the most recent calendar year (excluding equity-related awards, payments under any long-term or similar benefit plan, or any other special or one-time bonus or incentive compensation payments).

(c)	$12,000 lump sum payment, minus applicable deductions, to offset costs of COBRA, which amount will be paid within 60 days following Termination.

(d)	Accrued but unused vacation through the Termination, payable in a lump sum on the first regular payroll date following the Termination.

(e)	Outplacement services through an outplacement firm selected by, and in an amount determined by, UnitedHealth Group.

(f)	In addition to the foregoing, if Executive’s Termination occurs prior to the date that is two years after the Effective Date, Executive shall also be entitled to receive 1.5 times Executive’s target annual incentive bonus.

ii.	Timing of Severance Payments.

(a)	If Executive’s Termination occurs prior to the date that is two years after the Effective Date, the Severance Benefits in Section 4.B.i(a), (b) and (f) will be paid out, minus applicable deductions, including deductions for tax withholding, in a lump sum on the first payroll date that is at least 60 days after the Termination date (the “Starting Date”), provided that Executive has satisfied the requirement in Section 4.C.

(b)

If Executive’s Termination occurs on or after the date that is two years after the Effective Date, the Severance Benefits in Section 4.B.i(a) and (b) will be paid out, minus applicable deductions, including deductions for tax withholding, in equal bi-weekly payments on the regular payroll cycle over the 18-month period following Executive’s Termination. Commencement of payments shall begin on the first payroll date that is at least 60 days after the date of Executive’s Termination (the “Starting Date”), provided that Executive has satisfied the requirement in Section 4.C. The first payment on the Starting Date shall include those payments that would have been previously paid if the payments of the severance compensation had begun on the first payroll date

Sharff Employment Agreement

following the date of Executive’s Termination. Executive’s entitlement to the payments of the severance compensation described in Section 4.B.i shall be treated as the entitlement to a series of separate payments for purposes of Section 409A.

iii.	If Executive is a “Specified Employee” (within the meaning of Section 409A and determined pursuant to procedures adopted by UnitedHealth Group) at the time of Executive’s Termination and any amount that would be paid to Executive during the six-month period following Termination constitutes “Deferred Compensation” (within the meaning of Section 409A), such amount shall not be paid to Executive until the later of (i) six months after the date of Executive’s Termination, and (ii) the payment date or commencement date specified in this Agreement for such payment(s). On the first regular payroll date following the expiration of such six-month period (or if Executive dies during the six-month period, the first payroll date following the death), all payments that were delayed pursuant to the preceding sentence shall be paid to Executive in a single lump sum and thereafter all payments shall be made as if there had been no such delay. All Severance Benefits described in Section 4.B shall be paid by, and no further severance compensation shall be paid or payable after, December 31 of the second calendar year following the year in which Executive’s Termination occurs.

C.	Separation Agreement and Release Required. In order to receive any Severance Benefits under this Agreement, Executive must timely sign a separation agreement and release of claims in a standard form used by UnitedHealth Group with its separating executives, which form does not impose any post-termination restriction on Executive that is not set forth in this Agreement or other agreement entered into prior to such termination. UnitedHealth Group shall provide to Executive such form of separation agreement and release of claims no later than three (3) days following Executive’s date of Termination. If Executive does not timely execute and deliver to UnitedHealth Group such separation agreement and release, or if Executive does so, but then revokes it if permitted by and within the time required by applicable law, UnitedHealth Group will have no obligation to pay severance compensation to Executive.

5.	Property Rights, Confidentiality, Non-Disparagement, and Restrictive Covenants.

A.	UnitedHealth Group’s Property.

i.

Assignment of Property Rights. Executive must promptly disclose in writing to UnitedHealth Group all inventions, discoveries, processes, procedures, methods and works of authorship, whether or not patentable or copyrightable, that Executive alone or jointly conceives, makes, discovers, writes or creates, during working hours or on Executive’s own time, during this Agreement’s

Sharff Employment Agreement

term (the “Works”). Executive hereby assigns to UnitedHealth Group all Executive’s rights, including copyrights and patent rights, to all Works. Executive must assist UnitedHealth Group as it reasonably requires to perfect, protect, and use its rights to the Works. This provision does not apply to any Work for which no UnitedHealth Group equipment, supplies, facility or trade secret information was used and: (1) which does not relate directly to UnitedHealth Group’s business or actual or demonstrably anticipated research or development, or (2) which does not result from any work performed for UnitedHealth Group.

ii.	No Removal of Property. Executive may not remove from UnitedHealth Group’s premises any UnitedHealth Group records, documents, data or other property, in either original or duplicate form, except as necessary in the ordinary course of UnitedHealth Group’s business.

iii.	Return of Property. Executive must immediately deliver to UnitedHealth Group, upon termination of employment, or at any other time at UnitedHealth Group’s request, all UnitedHealth Group property, including records, documents, data, and equipment, and all copies of any such property, including any records or data Executive prepared during employment.

B.	Confidential Information. Executive will be given access to and provided with sensitive, confidential, proprietary and trade secret information (“Confidential Information”) in the course of Executive’s employment. Examples of Confidential Information include: inventions; new product or marketing plans; business strategies and plans; merger and acquisition targets; financial and pricing information; computer programs, source codes, models and databases; analytical models; customer lists and information; and supplier and vendor lists and other information which is not generally available to the public. Executive agrees not to disclose or use Confidential Information, either during or after Executive’s employment with UnitedHealth Group, except as necessary to perform Executive’s UnitedHealth Group duties or as UnitedHealth Group may consent in writing.

C.	Non-Disparagement. Executive agrees not to criticize, make any negative comments about or otherwise disparage UnitedHealth Group or those associated with it, whether orally, in writing or otherwise, directly or by implication, to any person or entity, including UnitedHealth Group customers or agents.

D.

Restrictive Covenants. Executive agrees to the restrictive covenants in this Section in consideration of Executive’s employment and UnitedHealth Group’s promises in this Agreement, including providing Executive access to Confidential Information. The restrictive covenants in this Section apply during Executive’s employment and for 18 months following termination of employment for any reason. Executive agrees that he/she will not, without UnitedHealth Group’s prior written consent, directly or indirectly, for Executive or for any other person or entity, as agent,

Sharff Employment Agreement

employee, officer, director, consultant, owner, principal, partner or shareholder, or in any other individual or representative capacity, engage in any of the following activities:

i.	Non-Solicitation. Executive will not:

(a)	Solicit any business that is competitive with and detrimental to UnitedHealth Group from any person or entity: (1) who was a UnitedHealth Group provider or customer within the 12 months before Executive’s employment termination and with whom Executive had contact regarding UnitedHealth Group’s activity, products or services, or for whom Executive provided services or supervised employees who provided those services, or about whom Executive learned Confidential Information during employment related to UnitedHealth Group’s provision of products and services to such person or entity, or (2) was a prospective provider or customer UnitedHealth Group solicited within the 12 months before Executive’s employment termination and with whom Executive had contact for the purposes of soliciting the person or entity to become a provider or customer of UnitedHealth Group, or supervised employees who had those contacts, or about whom Executive learned Confidential Information during employment related to UnitedHealth Group’s provision of products and services to such person or entity;

(b)	Raid, hire, employ, recruit or solicit any UnitedHealth Group employee or consultant who possesses Confidential Information of UnitedHealth Group to leave UnitedHealth Group to join a competitor;

(c)	Induce or influence any UnitedHealth Group employee, consultant, or provider who possesses Confidential Information of UnitedHealth Group to terminate his, her or its employment or other relationship with UnitedHealth Group; or

(d)	Assist anyone in any of the activities listed above.

ii.	Non-Competition. Executive will not:

(a)	Engage in or participate in any activity that competes, directly or indirectly, with any UnitedHealth Group activity, product or service that Executive engaged in, participated in, or had Confidential Information about during Executive’s last 36 months of employment with UnitedHealth Group; or

(b)	Assist anyone in any of the activities listed above.

Sharff Employment Agreement

Notwithstanding the foregoing, this Section 5.D.ii will apply only to the extent permissible under the ABA Model Rules of Professional Conduct’s provisions regarding restrictions on the right to practice law or any applicable state counterpart.

iii.	Because UnitedHealth Group’s business competes on a nationwide basis, the Executive’s obligations under this “Restrictive Covenants” section shall apply on a nationwide basis anywhere in the United States.

iv.	To the extent Executive and UnitedHealth Group agree at any time to enter into separate agreements containing restrictive covenants with different or inconsistent terms than those contained herein, Executive and UnitedHealth Group acknowledge and agree that such different or inconsistent terms shall not in any way affect or have relevance to the Restrictive Covenants contained herein.

Executive agrees that the provisions of this Section 5 are reasonable and necessary to protect the legitimate interests of UnitedHealth Group.

E.	Cooperation and Indemnification. Executive agrees to cooperate fully (i) with UnitedHealth Group in the investigation, prosecution or defense of any potential claims or concerns regarding UnitedHealth Group’s business about which Executive has relevant knowledge, including by providing truthful information and testimony as reasonably requested by UnitedHealth Group, and (ii) with all government authorities on matters pertaining to any investigation, litigation or administrative proceeding concerning UnitedHealth Group. UnitedHealth Group will reimburse Executive for any reasonable travel and out-of-pocket expenses incurred by Executive in providing such cooperation, and will pay Executive a reasonable hourly rate for such cooperation above 20 hours per calendar year. UnitedHealth Group will indemnify Executive, to the maximum extent permitted by the Minnesota Business Corporation Act, for all claims and other covered matters arising in connection with Executive’s employment.

F.	Injunctive Relief. Executive agrees that (i) legal remedies (money damages) for any breach of Section 5 will be inadequate, (ii) UnitedHealth Group will suffer immediate and irreparable harm from any such breach, and (iii) UnitedHealth Group will be entitled to injunctive relief from a court in addition to any legal remedies UnitedHealth Group may seek in arbitration. If an arbitrator or court determines that Executive has breached any provision of Section 5, Executive agrees to pay to UnitedHealth Group its reasonable costs and attorney’s fees incurred in enforcing that provision.

Sharff Employment Agreement

6.	Miscellaneous.

A.	Tax Withholding. All compensation payable under this Agreement will be subject to applicable tax withholding and other required or authorized deductions.

B.	Assignment. Executive may not assign this Agreement. UnitedHealth Group may assign this Agreement. Any successor to UnitedHealth Group will be deemed to be UnitedHealth Group under this Agreement.

C.	Entire Agreement; Amendment. This Agreement contains the parties’ entire agreement regarding its subject matter and may only be amended in a writing signed by the parties. This Agreement supersedes any and all prior oral or written employment agreements (including letters and memoranda) between Executive and UnitedHealth Group or the Company or any of their predecessors. This Agreement does not supersede the terms of any stock option, restricted stock, or stock appreciation rights plan or award. Notwithstanding the foregoing, Section 5.D.i.(a) of this Agreement will apply to Executive’s non-solicitation restrictions as they relate to UnitedHealth Group’s providers, prospective providers, customers or prospective customers.

D.	Choice of Law. Minnesota law governs this Agreement.

E.	Waivers; Other Rights. No party’s failure to exercise, or delay in exercising, any right or remedy under this Agreement will be a waiver of such right or remedy, nor will any single or partial exercise of any right or remedy preclude any other or further exercise of such right or remedy. Nothing in this Agreement prohibits Executive from making disclosures that are protected under law or reporting violations of state or federal law or regulation to governmental agencies or entities.

F.	Narrowed Enforcement and Severability. If a court or arbitrator decides that any provision of this Agreement is invalid or overbroad, the parties agree that the court or arbitrator should narrow such provision so that it is enforceable or, if narrowing is not possible or permissible, such provision should be considered severed and the other provisions of this Agreement should be unaffected.

G.	Dispute Resolution and Remedies. Except for injunctive relief under Section 5.F, any dispute between the parties relating to this Agreement or to Executive’s employment will be resolved by binding arbitration under UnitedHealth Group’s Employment Arbitration Policy, as it may be amended from time to time. The arbitrator(s) may not vary this Agreement’s terms and must apply applicable law.

H.

Payment of Deferred Compensation – Section 409A. To the extent applicable, it is intended that the compensation arrangements under this Agreement be in full compliance with Section 409A. This Agreement shall be construed in a manner to give effect to such intention. In no event whatsoever shall UnitedHealth Group

Sharff Employment Agreement

be liable for any tax, interest or penalties that may be imposed on Executive under Section 409A. UnitedHealth Group shall have no obligation to indemnify or otherwise hold Executive harmless from any such taxes, interest or penalties, or from liability for any damages related thereto.

I.	Electronic Transmission/Counterparts. The executed version of this Agreement may be delivered by facsimile or email, and upon receipt, such transmission shall be deemed delivery of an original. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and all of which together will constitute one document.

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Sharff Employment Agreement

United HealthCare Services, Inc.		Executive

By	/s/ Richard J. Hughes	/s/ Richard Sharff

Its	SVP and COO of Human Capital

Date	January 6, 2017	Date	January 6, 2017